EXHIBIT 99.1


                      PERFORMANCE HEALTH TECHNOLOGIES, INC.

                             ADVISORY BOARD CHARTER

I.       GENERAL FUNCTION

         The function of the members of the Advisory Board (the "Advisory Board") shall be to advise and make non-binding recommendations to the Board of Directors of Performance Health Technologies, Inc. (the "Company") and the Company's Chief Executive Officer with respect to matters within the areas of their experience and expertise.

II.      MEMBERSHIP

         The Advisory Board shall have not less than three (3) members. The members shall be appointed by the Board of Directors of the Company. The term of service for members of the Advisory Board will be one year from the date they are appointed or until their successor is duly elected and qualified or until their earlier resignation, removal by the Board of Directors of the Company, or death. A member of the Advisory Board may be appointed for an additional term upon mutual written agreement between the Company and the member. The Board of Directors shall appoint one of the members as Chairman of the Advisory Board after consultation among the Advisory Board members and consultation between the Board of Directors and the Advisory Board. The Board of Directors shall have the authority, in its sole and absolute discretion, to remove any member of the Advisory Board at any time for any reason with cause or without cause.

III.     MODE OF OPERATION

         The Advisory Board shall meet at least three (3) times a year, upon no less than ten (10) days' notice, with each meeting date to be designated by the Chairman. The sole responsibility of the members of the Advisory Board shall be to meet and make recommendations to the Company as to matters within the areas of their experience and expertise based on the members' reasonable research, study, and analysis. The Advisory Board's role shall be purely ministerial and advisory and the ultimate responsibility for the management of the Company's business and affairs shall rest with the Board of Directors. The Company shall have no obligation to adopt, or otherwise be bound to act upon, any recommendation of the Advisory Board, but shall, in its sole and absolute discretion, have the ability to take the Advisory Board's recommendations under advisement.

IV.      COMPENSATION AND EXPERTISE REIMBURSEMENTS

         The members of the Advisory Board shall receive such compensation for their services in such capacities as the Board of Directors of the Company, in its sole and absolute discretion, shall deem proper. The members of the Advisory Board shall be entitled to reimbursement from the Company for all reasonable expenses incurred by them at the Company's request in connection with their Advisory Board services upon the presentation to the Company of appropriate written documentation for such expenses; provided, however, that all expenses must be pre-approved by the Company to be eligible for reimbursement.